Mail Stop 3561
      February 2, 2006

David Devine
President and Chief Executive Officer
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario, Canada M51 2W3


      Re:	Devine Entertainment Corporation
		Amendment No. 7 to Registration Statement on Form 10-SB

		Filed on January 20, 2006
		File No. 0-51168


Dear Mr. Devine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 7 to Registration Statement on Form 10-SB

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 9

Results of Operations, page 13

1. We note your response to comment four of our letter dated
January
13, 2006.   We note the correction you have made to the quarterly
revenue amounts for the period ended September 30, 2005. Please verify that comparable prior periods are accurate for the quarter and nine months ended September 30, 2004. In this regard, we were unable to agree to the changes reported in your December 19, 2005 letter. Please advise, or revise.

Note 14. Segmented Information, page XV

2. We note your response to comment six of our letter dated
January
13, 2006. We note that you had historically presented two reportable segments. Please confirm to us that you no longer produce the reports that provided you with revenues and profit information for the two previously reported segments. If you continue to provide this information to your chief operating decision maker tell us why the CODM no longer uses this information to evaluate the company`s operations.

***

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus, Staff Attorney, at
(202) 551-3239, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at (202) 551-3725 with any other questions.



      Sincerely,



	H. Christopher Owings
      Assistant Director


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David Devine
Devine Entertainment Corporation
February 2, 2006
Page 3